UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No 1.)*

                               UNITY BANCORP, INC.
.................................................................................
                                (Name of Issuer)

                           Common Stock, No Par Value
.................................................................................
                         (Title of Class of Securities)

                                    913290102
.................................................................................
                                 (CUSIP Number)

                                February 24, 2003
.................................................................................
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 913290102

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1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Mark S. Brody, d/b/a Financial Planning Analysts

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2)       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) [ ]

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3)       SEC Use Only


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4)       Citizenship or Place of Organization

         USA
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 Number of                 5)      Sole Voting Power:          66,433
   Shares                  -----------------------------------------------------
Beneficially               6)      Shared Voting Power:           -0-
  Owned by                 -----------------------------------------------------
    Each                   7)      Sole Dispositive Power:     66,433
 Reporting                 -----------------------------------------------------
Person With                8)      Shared Dispositive Power:  318,029
--------------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         384,462
--------------------------------------------------------------------------------
10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                        [ ]
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11)      Percent of Class Represented by Amount in Row 9

         7.13%
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12)      Type of Reporting Person (See Instructions)

         IN**
--------------------------------------------------------------------------------

** Reporting Person is an individual doing business under the name Financial
   Planning Analysts.

         Item 1(a) Name of Issuer.

         Unity Bancorp, Inc.
.................................................................................
         Item 1(b) Address of Issuer's Principal Executive Offices:

         64 Old Highway 22
         Clinton, New Jersey 08809
.................................................................................
         Item 2(a) Name of Person Filing:

         Mark S. Brody, d/b/a Financial Planning Analysts
.................................................................................
         Item 2(b) Address of Principal Business Office or, if none, Residence:

         734 Walt Whitman Road, Suite 301
         Melville, New York 11747
.................................................................................
         Item 2(c) Citizenship:

         USA
.................................................................................
         Item 2(d) Title of Class of Securities:

         Common Stock, No Par Value
.................................................................................
         Item 2(e) CUSIP Number:

         913290102
.................................................................................

Item 3. If this Statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (C), check whether the Person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act.
         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
         (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
         (e) [ ] An investment adviser in accordance with Rule13d-1(b)(1)(ii)(E):
         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule13d-1(b)(1)(ii) (F);
         (g) [ ] A parent holding company or control person in accordance with Rule13d-1(b)(1)(ii) (G);
         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule13d-1(b)(1)(ii) (J).

         None of the Above. This Statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

         (a) Amount beneficially owned: 384,462 shares of Common Stock of the Issuer.
         (b) Percent of Class: 7.13%
         (c) Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote 66,433
                  (ii)  Shared power to vote or to direct the vote -0-
                  (iii) Sole power to dispose or to direct the disposition of
                        66,433
                  (iv) Shared power to dispose or to direct the disposition of 318,029

Item 5.  Ownership of Five Percent of Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         This amended statement on Schedule 13G is being filed primarily with respect to shares of common stock of Unity Bancorp, Inc. held by the Reporting Person for the discretionary accounts of certain clients. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such common stock. To the Reporting Person's knowledge, no such interest relates to more than five percent of the shares outstanding for such common stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ MARK S. BRODY, d/b/a Financial
Dated: April ___, 2003                 Planning Analysts
                                       -----------------------------------------
                                       Mark S. Brody, d/b/a Financial Planning
                                       Analysts